MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

CONTENTS

1	Second Quarter 2020 Highlights
2	Outlook
3	Business Overview
4	Results of Operations
5	Summarized Financial Results
6	Financial Instruments and Related Risks
7	Risks and Uncertainties
8	Non-GAAP Financial Measures
9	Critical Accounting Policies and Estimates
10	Internal Control over Financial Reporting and Disclosure Controls and Procedures
11	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc. ("we", "us", "our" or "SSR Mining") for the three and six months ended June 30, 2020, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars ("USD") except where otherwise indicated. This MD&A has been prepared as of August 6, 2020, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2019, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in Section 11 herein. We use certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in Section 8 of this MD&A.

1.SECOND QUARTER 2020 HIGHLIGHTS

▪Financial performance: With Seabee Gold Operation and Puna Operations on COVID-19 related temporary care and maintenance for the quarter, reported positive income from mine operations totaling $34.2 million, a net loss of $6.3 million, or loss per share of $0.05, and adjusted attributable net loss of $2.1 million, or loss per share of $0.02.(1)

▪Announced a zero-premium merger with Alacer Gold: Completion of the transaction with Alacer Gold will create a leading intermediate precious metals producer with robust margins, strong free cash flow generation, and long mine lives led by a highly experienced management team with a track record of value creation.

▪Maintained strong balance sheet and liquidity: Cash balance at quarter end increased to $461.7 million.

▪Strong operational result at the Marigold mine: Produced 49,918 ounces of gold at cash costs of $864 per payable ounce of gold sold.(1) Total material mined was over 22 million tonnes, a quarterly record in Marigold's 31 year history.

▪Continued exploration success: Drilling at Trenton Canyon yielded high-grade gold results from newly discovered sulphide mineralization in a geologic setting analogous to other high-grade underground gold mines in Nevada.

▪Safe restart of operation at Seabee Gold Operation and Puna Operations: At Seabee, a phased restart was implemented beginning with underground mine development in early June. At Puna Operations, transport of ore from Chinchillas to the plant began May 22, followed by concentrate production beginning June 12, and mining of ore at the Chinchillas mine on June 25.

▪Divested SilverCrest equity position: On May 14, 2020, sold entire SilverCrest Metals Inc. investment for a pre-tax gain of approximately C$55.3 million.
(1)We report the non-GAAP financial measures of cash costs per payable ounce of gold and silver sold, adjusted attributable net income (loss) and adjusted attributable net income (loss) per share to manage and evaluate our operating performance. See “Non-GAAP Financial Measures” in Section 8.

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2.OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2020. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 11. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.
As previously announced on March 25, 2020, we withdrew our 2020 operating guidance due to operating interruptions at certain of our mines and projects caused by the Coronavirus Disease 2019 ("COVID-19") pandemic. As discussed in "Results of Operations" in Section 4, the Seabee Gold Operation and Puna Operations were placed into care and maintenance at the end of the first quarter of 2020 while Marigold's operations continued uninterrupted.

Through the second quarter, we implemented protocols at all of our mine sites to control risks related to COVID-19 and both the Seabee Gold Operation and Puna Operations entered into phased restart processes toward the end of the second quarter. At the Seabee Gold Operation, limited underground development and ore mining operations commenced in June. Ore extraction and development rates ramped up through July and milling operations at the Seabee Gold Operation are scheduled to commence on August 7. Milling operations will commence with an ore stockpile of more than 25,000 tonnes, providing mill operating flexibility relative to mine extraction. The restart sequencing and ongoing prioritization of activities at our Seabee Gold Operation will maintain flight and camp operations within determined health and safety protocols.

Puna Operations returned to production in the second quarter with mining, hauling and milling all operating. Travel protocols and restrictions within Argentina and the province of Juyjuy remain in place, causing sporadic impacts to operations. Puna Operations is operating with a planned lower workforce and contract labour to reduce transport levels and camp occupancy, with certain capital projects being re-sequenced.

Currently, the Marigold mine, Seabee Gold Operation and Puna Operations are operating at expected levels in the context of the COVID-19 pandemic. The mines continue to work with national and local authorities in accordance with applicable regulations and remain vigilant with respect to on-site specific protocols to protect the health and safety of our employees and stakeholders, however all sites remain exposed to potential COVID-19 impacts. We expect to re-issue our operating and capital guidance concurrent with closing of our announced merger with Alacer Gold Corp. ("Alacer").

See the "Risks and Uncertainties" and "Cautionary Notes" sections of this MD&A for further information on the impact that the COVID-19 pandemic has had on our business and the actions we are taking in response.

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3.BUSINESS OVERVIEW

Strategy

We are a Canadian-based resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada, and Puna Operations in Jujuy, Argentina.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $461.7 million in cash and cash equivalents as at June 30, 2020. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On May 11, 2020, we announced that we entered into a definitive arrangement agreement with Alacer (the “Agreement”) pursuant to which we agreed to acquire all of the outstanding common shares of Alacer in a zero premium share-for-share transaction (the "Transaction"). Completion of the Transaction would create a combined company with a market capitalization of approximately $5.3 billion, based on closing prices for the common shares of both companies on the Toronto Stock Exchange as of August 5, 2020. Under the terms of the Agreement, we will acquire each Alacer share for 0.3246 of an SSR Mining share. At closing of the Transaction, SSR Mining and Alacer shareholders will collectively own approximately 57% and 43% of SSR Mining, respectively, on an issued and outstanding share basis.

The combined entity will continue as SSR Mining Inc. with two corporate offices, one in Denver, Colorado and one in Vancouver, British Columbia. The combined entity will be led by Rod Antal as President & CEO and Michael Anglin as Chairman. Following the completion of the Transaction, the new board of directors will be comprised of five directors from each of the current SSR Mining and Alacer boards of directors for a total of ten directors, including the CEO.

The zero-premium merger of SSR Mining and Alacer is expected to create a leading intermediate gold producer with robust margins, strong free cash flow generation, and long mine lives across four mining-friendly jurisdictions. In addition, the increased financial strength of the combined business is expected to allow us to leverage the proven project execution capabilities of the combined management team to continue delivering on the extensive organic growth portfolio and compete for attractive assets as they arise. The complementary nature of the assets and the cultural alignment of the organizations are expected to facilitate an effective integration and allow us to continue to deliver value to our shareholders.

On July 10, 2020, each of SSR Mining and Alacer received the required shareholder approvals for the Transaction and on July 17, 2020, Alacer obtained a final order from the Supreme Court of Yukon approving the Transaction. Completion of the Transaction, expected to occur in the third quarter of 2020, is subject to the receipt of certain regulatory approvals and satisfaction of other customary closing conditions.

On March 11, 2020, the World Health Organization declared COVID-19 to be a pandemic. During the first six months of 2020, the COVID-19 pandemic has impacted major economic and financial markets. Most industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it. The pandemic has also significantly impacted the prices of the primary metals we produce and caused significant price volatility. Overall, the impact resulted in higher prices of gold and silver at the end of the second quarter of 2020, with further increases subsequent to quarter-end.

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As a direct result of the COVID-19 pandemic, we temporarily suspended operations at our Puna Operations and Seabee Gold Operation on March 20, 2020 and March 25, 2020, respectively. During the temporary suspensions at Puna Operations and the Seabee Gold Operation, we continued to perform care and maintenance activities. Costs incurred during the suspensions associated with these activities have been separately identified and accounted for as care and maintenance costs within operating income in the condensed consolidated interim statements of (loss) income.

During the second quarter of 2020, at both Puna Operations and Seabee Gold Operation, we commenced a phased restart of production, starting with the re-activation of the transport of ore at Puna Operations in May 2020, followed by processing of stockpiled ore and ramp up of mining activities at the Chinchillas mine in June 2020. During June, underground development commenced at the Seabee Gold Operation and ore mining operations during the last week of the month. Ore extraction ramped up during July and this continued into August. Milling operations at the Seabee Gold Operation are scheduled to commence in early August. The Marigold mine continues to operate with limited impact from COVID-19 and we have implemented numerous measures intended to protect our employees, including ensuring physical distancing and providing additional protective equipment, as we have at the Seabee Gold Operation and Puna Operations.

On May 14, 2020, we completed a transaction to divest all of our equity position in SilverCrest Metals Inc. (“SilverCrest”). We divested an aggregate 9,000,645 common shares of SilverCrest at a price of C$10.06 per share for gross proceeds of $64.3 million (C$90.5 million). Upon divestment, a pre-tax gain of $37.8 million (C$55.3 million) was recognized on our investment within other comprehensive income.

During the first quarter of 2020, holders of our 2.875% senior convertible notes issued in 2013 (the "2013 Notes") had the right to surrender their 2013 Notes for purchase by us at their option (the "Put Option") pursuant to the terms of the indenture governing the 2013 Notes any time before January 31, 2020. As of the expiration of the Put Option on January 31, 2020, $49,000 aggregate principal amount of the 2013 Notes were put to us and redeemed, and $4,000 of 2013 Notes were converted to equity.
The remaining outstanding 2013 Notes were callable by us at par, plus accrued and unpaid interest thereon. On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes. On March 30, 2020, we redeemed all of our remaining outstanding 2013 Notes consisting of an aggregate principal amount of $114,947,000 plus accrued interest of $542,000 in exchange for payment of cash of $115,487,000 and equity of $2,000.
Market overview

Metal prices

The market prices of gold and silver are key drivers of our profitability. The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including global or regional consumption patterns, the supply of, and demand for, these metals, interest rates, exchange rates, inflation or deflation, global economic conditions, including those resulting from the COVID-19 pandemic, and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world. Importantly, the price of gold can be impacted by its role as a safe haven during periods of market turmoil and as defense against the perceived inflationary impacts caused by the responses of governments and central banking authorities to economic threats, such as the COVID-19 pandemic.

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The market price of gold ranged between $1,576 per ounce and $1,771 per ounce during the second quarter of 2020, closing the quarter at $1,768 per ounce. The average gold price of $1,711 per ounce in the second quarter of 2020 was $128 per ounce, or 8%, higher than the average of $1,583 per ounce in the first quarter of 2020 and $401 per ounce, or 31%, higher than the average of $1,310 per ounce in the second quarter of 2019. The market price of silver ranged between $14.00 per ounce and $18.27 per ounce, closing the second quarter at $18.13 per ounce. The average silver price of $16.46 per ounce in the second quarter of 2020 was 3% lower compared to the average of $16.90 per ounce in the first quarter of 2020 and 11% higher compared to the average of $14.88 per ounce in the second quarter of 2019.
During the second quarter of 2020, gold prices strengthened, recovering beyond the decrease that occurred at the end of the first quarter. Significant events during the quarter that supported demand for precious metals included the persistence of nearly zero percent interest rates maintained by the U.S. Federal Reserve and other major central banks to aid the stabilization of the global economy and financial markets, combined with increased trade tension between the U.S. and China, as well as uncertainty surrounding a possible second wave of the COVID-19 pandemic. Silver prices remain more volatile compared to gold prices. During the second quarter, silver prices re-gained momentum and silver's liquidity improved as demand by both retail and institutional investors improved.
Currency and commodity markets

During the second quarter of 2020, the Canadian dollar (“CAD”) averaged approximately 1.38 CAD per one USD, compared to 1.34 CAD per one USD in the first quarter of 2020. The CAD appreciated from 1.41 CAD per one USD at the beginning of the second quarter to 1.35 CAD per one USD by the end of the second quarter, peaking at 1.33 CAD per one USD on June 10, 2020. This performance was largely due to stronger oil prices, driven by supply decreases by Saudi Arabia and Russia as the agreement between OPEC and its member nations was extended, while demand for oil picked up as certain economies began to reopen during the second quarter of 2020 following the initial stage of the COVID-19 pandemic. Additionally, the CAD was supported by signals from the Bank of Canada that interest rates are unlikely to decline below zero percent. Our Seabee Gold Operation and corporate office have exposure to Canadian dollar operating and capital costs. Under our risk management policy, we have entered into option contracts to manage this exposure.

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The Argentine peso ("ARS") depreciated from ARS 64 per one USD at the beginning of the second quarter of 2020 to ARS 70 per one USD at the end of the second quarter. The average foreign exchange rate during the second quarter of 2020 was ARS 68 per one USD compared to ARS 61 per one USD in the first quarter of 2020. In the second quarter of 2020, a number of emerging market currencies, including the ARS, depreciated against the USD. The ARS depreciation against the USD was driven by Argentina’s default on its debt, adding further downward pressure to an already weak currency. While a weaker Argentinian currency is positive for our Puna Operations operating costs, we expect the high inflation rates in Argentina to generally offset the benefits of the currency devaluation.

Diesel fuel is a significant operating cost at our Marigold mine and Seabee Gold Operation. Diesel fuel is obtained through the distillation of crude oil, of which West Texas Intermediate ("WTI") is the main pricing benchmark in North America. The average WTI oil price in the second quarter of 2020 was $28 per barrel, a 39% decrease compared to $46 per barrel in the first quarter of 2020. During the second quarter of 2020, oil prices were characterized by extreme volatility, opening the quarter at $20 per barrel, before stabilizing at $40 per barrel near the end of the quarter. The volatility was due in part to a significant decline in demand for oil, driven by the COVID-19 pandemic, in addition to increased supply from Saudi Arabia and Russia at the beginning of the quarter. As a result, U.S. oil storage was at risk of reaching capacity and investors discontinued purchases and attempted to postpone the delivery of physical oil, which led to negative oil prices in late April. Subsequently, accelerated voluntary reduction in oil production from OPEC, U.S. and Canadian producers, combined with slowly recovering demand for oil, resulted in oil prices stabilizing by the end of the second quarter. To mitigate against adverse price movements, our Marigold mine and Seabee Gold Operation continue to manage a portion of their diesel price risk through hedging activity, with hedges executed through 2022.

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Consolidated financial summary
(presented in thousands of USD, except for per share value)

Selected Financial Data	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue	$92,485	$155,149	$256,948	$281,399
Income from mine operations	$34,177	$29,827	$78,960	$60,064
Gross margin (2)	37%	19%	31%	21%
Operating (loss) income	$(5,111)	$19,591	$29,655	$39,219
Net (loss) income	$(6,276)	$12,414	$17,700	$18,146
Net (loss) income attributable to equity holders of SSR Mining	$(6,276)	$10,631	$17,700	$17,095
Basic attributable (loss) income per share	$(0.05)	$0.09	$0.14	$0.14
Adjusted attributable (loss) income before tax (1) (4)	$(2,966)	$18,426	$40,687	$38,988
Adjusted attributable net (loss) income (1) (4)	$(2,104)	$17,788	$35,286	$34,004
Adjusted basic attributable (loss) income per share (1) (4)	$(0.02)	$0.15	$0.29	$0.28
Cash generated by operating activities	$21,768	$33,367	$81,345	$33,064
Cash generated by (used in) investing activities	$39,144	$(44,955)	$(10,217)	$(78,717)
Cash generated by (used in) generated by financing activities	$582	$791	$(113,401)	$78,232

Financial Position	June 30, 2020		December 31, 2019
Cash and cash equivalents	$461,716		$503,647
Marketable securities	9,411		66,453
Current assets	746,128		899,662
Current liabilities	83,264		234,171
Working capital (3)	662,864		665,491
Total assets	1,634,694		1,750,107

(1)We report non-GAAP financial measures including adjusted attributable income before tax, adjusted attributable net income, and adjusted basic attributable income per share to manage and evaluate our operating performance. See "Non-GAAP Financial Measures" in Section 8.
(2)Gross margin is defined as income from mine operations divided by revenue.
(3)Working capital is defined as current assets less current liabilities.
(4)We have not included care and maintenance expenses of $19.7 million and $21.1 million, respectively, as an adjusting item in our determination of adjusted attributable income before tax, adjusted attributable net income and adjusted basic attributable income per share. See "Non-GAAP Financial Measures" in Section 8.

Quarterly financial summary

Realized gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Revenue in the second quarter of 2020 decreased by 40% compared to the second quarter of 2019, mainly due to nil gold sales volume at our Seabee Gold Operation and limited silver sales volume at Puna Operations as a result of the temporary suspension of their respective operations in response to the COVID-19 pandemic.

Income from mine operations of $34.2 million in the second quarter of 2020 generated a gross margin of 37% compared to income from mine operations of $29.8 million and a gross margin of 19% in the second quarter of 2019. Relative to the comparative quarter of 2019, income from mine operations was higher at the Marigold mine mainly due to a 32% increase in realized gold price. In the second quarter of 2020, we generated a net loss of $6.3 million, a decrease of $18.7 million compared to net income of $12.4 million in the second quarter of 2019, as operating income was negatively impacted by the costs associated with temporary suspension of operations at the Seabee Gold Operation and Puna Operations.

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Cash generated by operating activities in the second quarter of 2020 was $21.8 million compared to cash generated by operating activities of $33.4 million in the second quarter of 2019. The decrease in cash generated by operating activities compared to the comparative period of 2019 is due to lower income from mine operations at our Seabee Gold Operation and Puna Operations as a result of the temporary suspension of operations. This decrease was partially offset by an increase in cash generated by our Marigold mine, which generated higher income from mine operations mainly due to a higher realized gold price, offset partially by lower gold sales volume. The decrease in income from mine operations was partially offset by the impact of changes in working capital, driven by the collection of our concentrate trade receivables at Puna Operations.

Cash generated by investing activities in the second quarter of 2020 was $39.1 million compared to cash used in investing activities of $45.0 million in the second quarter of 2019. In the second quarter of 2020, we sold marketable securities for net proceeds of $83.8 million, offset partially by $19.4 million in purchases of marketable securities. Additionally, we invested $16.3 million in plant and equipment, $8.7 million in capitalized stripping and $0.6 million in capitalized exploration costs.

Cash generated by financing activities of $0.6 million in the second quarter of 2020 was consistent with cash generated by financing activities of $0.8 million in the second quarter of 2019.

Year-to-date financial summary

Revenue for the six months ended June 30, 2020 decreased by 9% compared to the six months ended June 30 2019, mainly due to 9% and 47% lower gold sale volumes at our Marigold mine and Seabee Gold Operation, respectively, and 32% lower silver sale volumes at Puna Operations. The lower sales volumes at the Seabee Gold Operation and Puna Operations are due to the temporary suspension of operations related to COVID-19. These decreases were offset partially by an increase in realized gold prices of approximately 25%.

Income from mine operations of $79.0 million for the six months ended June 30, 2020 generated a gross margin of 31% compared to income from mine operations of $60.1 million and a gross margin of 21% for the six months ended June 30, 2019. For the six months ended June 30, 2020, we generated net income of $17.7 million, a decrease of $0.4 million compared to net income of $18.1 million for the six months ended June 30, 2019.

Cash generated by operating activities for the six months ended June 30, 2020 increased to $81.3 million compared to cash generated by operating activities of $33.1 million for the six months ended June 30, 2019. The increase in cash generated by operating activities compared to the comparative period of 2019 is mainly due to the impact of changes in working capital, driven by the collection of our concentrate trade receivables at Puna Operations. The increase due to the impact of changes in working capital was partially offset by lower income from mine operations at our Seabee Gold Operation and Puna Operations as a result of the temporary suspension of operations.

Cash used in investing activities for the six months ended June 30, 2020 decreased to $10.2 million compared to cash used in investing activities of $78.7 million for the six months ended June 30, 2019. For the six months ended June 30, 2020, we sold marketable securities for net proceeds of $95.9 million, offset partially by $29.6 million in purchases of marketable securities. Additionally, we invested $53.5 million in plant and equipment, $21.8 million in capitalized stripping, $1.2 million in capitalized exploration costs and $4.6 million in underground development costs.

Cash used in financing activities was $113.4 million for the six months ended June 30, 2020, compared to cash generated by financing activities of $78.2 million for the six months ended June 30, 2019. For the six months ended June 30, 2020, we redeemed our remaining outstanding 2013 Notes for $115.0 million. We also received proceeds from stock option exercises of $2.2 million. For the six months ended June 30, 2019, we repurchased a portion of our 2013 Notes for $152.3 million and issued our 2.50% convertible senior notes due in 2039 (the "2019 Notes") for net proceeds of $222.9 million.

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4.RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, Seabee Gold Operation and Puna Operations. Additional operating information is provided in the sections relating to the individual operations.

	Three months ended
Operating data	June 30 2020	March 31 2020	December 31 2019	September 30 2019	June 30 2019
Consolidated production and sales:
Gold produced (oz)	49,918	87,969	81,255	85,313	81,461
Silver produced ('000 oz)	366	1,770	2,132	1,664	1,486
Lead produced ('000 lb) (1)	1,176	5,536	7,985	5,304	3,879
Zinc produced ('000 lb) (2)	359	1,821	3,007	2,206	1,539

Gold sold (oz)	46,387	85,742	85,450	78,928	83,978
Silver sold ('000 oz)	624	1,834	2,584	1,505	2,679
Lead sold ('000 lb) (1)	1,683	6,407	9,371	4,119	7,652
Zinc sold ('000 lb) (2)	418	2,166	3,067	2,030	5,757

Cash costs ($/oz) - payable gold from Marigold mine (3)	$864	$824	$778	$822	$835
Cash costs ($/oz) - payable gold from Seabee Gold Operations (3)	$—	$544	$505	$373	$526
Cash costs ($/oz) - payable silver from Puna Operations (3,5)	$13.51	$13.49	$8.90	$14.22	$9.80

Gold equivalent production (oz) (4)	53,202	107,331	106,205	104,775	98,334

Realized gold price ($/oz) (3)	$1,722	$1,597	$1,480	$1,480	$1,314
Realized silver price ($/oz) (3)	$15.45	$17.47	$17.32	$17.31	$14.92

Consolidated costs:
Cash costs per equivalent gold ounce sold ($/oz) (3,4,5)	$929	$824	$716	$759	$775
AISC per equivalent gold ounce sold ($/oz) (3,4,5)	$1,733	$1,262	$1,088	$1,136	$1,049

Financial data ($000s)
Revenue	$92,485	$164,463	$177,603	$147,848	$155,149
Income from mine operations	$34,177	$44,783	$58,913	$51,906	$29,827

(1)Data for lead production and sales relate only to lead in lead concentrate.
(2)Data for zinc production and sales relate only to zinc in zinc concentrate.
(3)We report the non-GAAP financial measures of realized metal prices, cash costs and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.
(4)Gold equivalent ounces have been established using the realized metal prices per payable ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.
(5)Puna Operations cash costs and AISC per payable silver ounce sold include a write-down of metal inventories to net realizable value of $0.1 million in the second quarter of 2020, $8.5 million in the first quarter of 2020, $1.2 million in the fourth quarter of 2019, $1.5 million in the third quarter of 2019 and $0.5 million in the second quarter of 2019.

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Marigold mine, U.S.

	Three months ended
Operating data	June 30 2020	March 31 2020	December 31 2019	September 30 2019	June 30 2019
Total material mined (kt)	22,054	20,259	18,457	19,033	19,254
Waste removed (kt)	16,947	15,255	11,736	12,676	12,185
Total ore stacked (kt)	5,107	5,004	6,721	6,357	7,070
Gold stacked grade (g/t)	0.30	0.30	0.36	0.51	0.38
Gold recovery (%)	76.0	76.0	76.0	77.0	75.0
Strip ratio	3.3	3.0	1.7	2.0	1.7

Mining cost ($/t mined)	$1.46	$1.64	$1.83	$1.73	$1.65
Processing cost ($/t processed)	$1.18	$1.21	$1.03	$1.17	$1.01
General and administrative costs ($/t processed)	$0.78	$0.70	$0.54	$0.54	$0.47

Gold produced (oz)	49,918	58,448	59,186	52,968	54,922
Gold sold (oz)	46,387	58,028	61,088	50,650	59,702

Realized gold price ($/oz) (1)	$1,722	$1,588	$1,478	$1,481	$1,309

Cash costs ($/oz) (1)	$864	$824	$778	$822	$835
AISC ($/oz) (1)	$1,373	$1,277	$1,117	$1,104	$986

Financial data ($000s)
Revenue	$79,786	$92,081	$90,198	$74,820	$78,039
Income from mine operations	$30,261	$32,457	$30,263	$22,064	$13,939
Capital expenditures (2)	$13,348	$13,900	$17,768	$10,496	$6,924
Capitalized stripping	$8,733	$10,927	$2,116	$2,031	$871
Exploration expenditures (3)	$1,135	$1,102	$1,190	$1,990	$2,452

(1)We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.
(2)Excludes capitalized exploration expenditures.
(3)Includes capitalized and expensed exploration expenditures.

Mine production

In the second quarter of 2020, 22.1 million tonnes of material were mined, a 9% increase compared to the first quarter of 2020, reflecting the impact of shorter haul distances associated with increased waste movement and enhanced shovel and truck availability.

During the second quarter of 2020, we delivered approximately 5.1 million tonnes of ore to the heap leach pads at a gold grade of 0.30 g/t. This compares to 5.0 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.30 g/t in the first quarter of 2020. The gold grade delivered to the leach pad was comparable to the prior quarter; however, the strip ratio increased by 10% to 3.3:1 in the second quarter of 2020 compared to the prior quarter. The consistency in gold grade from the previous quarter reflects the continued mining in similar areas as the prior quarter. The increase in strip ratio is due to further stripping of upper portions of the Mackay pit. During the second quarter, we continued construction on our new leach pad. Construction is progressing to plan and is on track to be completed late this year.

SSR Mining Inc.	MD&A Q2 2020 | 12

During the second quarter of 2020, the Marigold mine produced 49,918 ounces of gold, a decrease of 15% compared to the prior quarter due to lower ounces stacked through the first two quarters of 2020. The first quarter of 2020 benefited from a greater number of tonnes stacked at a higher grade during the fourth quarter of 2019.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

In the second quarter of 2020, cash costs per payable ounce of gold sold were $864, a 5% increase compared to the prior quarter due to an increase in per unit royalty costs due to higher realized gold prices and lower costs capitalized to deferred stripping. Total unit mining costs of $1.46 per tonne in the second quarter of 2020 were 11% lower than the previous quarter primarily due to a 9% increase in tonnes mined, lower diesel costs and lower maintenance costs due to component change-out timing. Processing unit costs were 2% lower than the previous quarter due to a 2% increase in ore tonnes stacked at similar total processing costs. General and administrative costs unit costs were 11% higher in the second quarter of 2020 compared to the first quarter of 2020 due to a 13% increase in costs as a result of employee transportation and other costs relating to COVID-19 safety protocols.

In the second quarter of 2020, AISC per payable ounce of gold sold was $1,373, an 8% increase compared to the prior quarter due to higher cash costs and an increase in capital expenditures per payable gold ounce sold. Capital expenditures during the second quarter included the planned purchase of a new haul truck, construction of a new leach pad and capitalized maintenance components.

Mine sales

Realized gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

In the second quarter of 2020, we sold 46,387 ounces of gold, a 20% decrease compared to sales of 58,028 ounces of gold sold in the first quarter of 2020 due to lower production and a marginal build-up in finished goods inventories. We realized an average gold price of $1,722 per ounce during the second quarter of 2020, an increase of 8% compared to an average realized gold price of $1,588 per ounce during the first quarter of 2020.

Exploration

Our exploration plan for 2020 is focused on the discovery of additional Mineral Resources south of the currently producing Mackay Pit, including targets at Trenton Canyon, Valmy, East Basalt and Crossfire. During the second quarter of 2020, exploration drilling on extensions to oxide mineralization have demonstrated positive results at Trenton Canyon, Valmy and Crossfire.

During the second quarter of 2020, exploration drilling amounted to 19,400 meters in 61 holes, with the majority of the drilling completed at Trenton Canyon and Valmy. We have drilled over 39,870 meters in 118 drill holes during the six months ended June 30, 2020.

At Trenton Canyon, we continue to systematically explore extensions to existing near-surface oxide deposits similar to those mined at Marigold and higher-grade sulphide deposits associated with deep fault structures and favourable Comus Formation sedimentary rocks similar to those hosting the gold deposits at the Turquoise Ridge mine. Our exploration plan for 2020 now includes 6,300 meters of core drilling supported by seismic and gravity geophysical surveys for high-grade, sulphide gold mineralization, and 75,000 meters of reverse circulation drilling for oxide gold mineralization.

SSR Mining Inc.	MD&A Q2 2020 | 13

Seabee Gold Operation, Canada

	Three months ended
Operating data	June 30 2020	March 31 2020	December 31 2019	September 30 2019	June 30 2019
Total ore milled (t)	—	89,282	87,394	77,465	88,424
Ore milled per day (t/day)	—	981	950	842	971
Gold mill feed grade (g/t)	—	10.34	7.89	12.39	9.83
Gold recovery (%)	—	98.1	97.9	98.8	98.4

Mining costs ($/t mined)	$—	$68	$59	$61	$53
Processing costs ($/t processed)	$—	$31	$29	$28	$35
General and administrative costs ($/t processed)	$—	$65	$59	$59	$50

Gold produced (oz)	—	29,521	22,069	32,345	26,539
Gold sold (oz)	—	27,714	24,362	28,278	24,276

Realized gold price ($/oz) (1)	$—	$1,615	$1,484	$1,480	$1,329

Cash costs ($/oz) (1)	$—	$544	$505	$373	$526
AISC ($/oz) (1)	$—	$982	$751	$715	$828

Financial data ($000s)
Revenue	$—	$44,697	$36,142	$41,331	$32,237
Income from mine operations	$—	$19,731	$13,735	$22,134	$11,762
Capital expenditures (2)	$1,476	$9,027	$2,772	$5,406	$3,358
Capitalized development	$1,538	$3,067	$3,312	$3,352	$3,345
Exploration expenditures (3)	$475	$2,437	$1,210	$2,131	$2,257

(1)We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.
(2)Excludes capitalized exploration expenditures.
(3)Includes capitalized and expensed exploration expenditures.

Mine production

The Seabee Gold Operations did not mill any ore or produce any gold during the second quarter of 2020 as operations remained temporarily suspended due to the COVID-19 pandemic.

In response to the COVID-19 pandemic, our Seabee Gold Operation was voluntarily placed into temporary care and maintenance on March 25, 2020 as a precautionary measure to protect our employees, their families and our communities. Through this period, employees maintained the mine in a state of operational readiness.

In June 2020, we commenced a phased restart of production. The first phase focused on underground ventilation raise and capital development within the mine while we assessed COVID-19-related protocols. Limited ore extraction was initiated at the end of June. In early July, we commenced the second phase, which involved increasing underground development rates and mine production while continuing to monitor COVID-19 related protocols. In August, we expect to commence the third and final phase, which involves a restart of milling operations and ramp up to full mine production with a complete workforce, while continuing to maintain effective COVID-19-related protocols.

SSR Mining Inc.	MD&A Q2 2020 | 14

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Cash costs and AISC per payable ounce of gold sold were nil during the second quarter of 2020, as no production occurred. Expenditures incurred during the quarter were classified as care and maintenance expenses.

During the second quarter, we incurred $3 million in capital expenditures, mainly related to mine development, the purchase of mining equipment and the tailings management project.

Mine sales

Realized gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

There were no gold sales during the second quarter of 2020 as a direct result of the temporary suspension of operations.

Exploration

Exploration plans, including geology drilling, at the Seabee Gold Operation for 2020 initially focused on Mineral Reserves definition and Mineral Resources addition at Gap Hanging Wall ("Gap HW") and increasing Mineral Reserves and Mineral Resources at Santoy 8A.

Due to the temporary suspension of operations prompted by the COVID-19 pandemic, we were unable to complete any exploration work at the site in the second quarter. For the remainder of 2020, we have reduced our underground drilling to 38,000 meters and surface drilling to 7,500 meters.

In the second quarter, development began on the access drift to the Gap HW of the Santoy mine. We expect to intersect the existing Gap HW Mineral Resources in the third quarter of 2020 and then develop the structure as we target establishing a new Mineral Reserve at Gap HW when estimated at year-end 2020.

Exploration at Seabee recommenced in July 2020. The focus for the remainder of 2020 is expected to be on infill drilling and extension to Gap HW. Additionally, a 3,000 meter surface drill program focused at the Fisher property is expected to begin in the third quarter of 2020.

SSR Mining Inc.	MD&A Q2 2020 | 15

Puna Operations, Argentina
(amounts presented on 100% basis)

	Three months ended
Operating data	June 30 2020	March 31 2020	December 31 2019	September 30 2019	June 30 2019
Total material mined (kt)	91	1,953	3,244	3,116	3,304
Waste removed (kt)	43	1,674	2,725	2,531	3,114
Strip ratio	0.9	6.0	5.3	4.3	16.4
Ore milled (kt)	78	340	400	336	313

Silver mill feed grade (g/t)	159	170	174	165	160
Lead mill feed grade (%)	0.78	0.81	0.99	0.81	0.71
Zinc mill feed grade (%)	0.54	0.44	0.63	0.60	0.46
Silver recovery (%)	91.6	95.3	95.1	93.5	92.4
Lead recovery (%)	87.0	91.4	91.9	88.1	79.4
Zinc recovery (%)	38.5	55.0	54.3	49.3	48.1

Mining costs ($/t mined)	$11.10	$3.62	$2.62	$2.76	$2.33
Processing costs ($/t milled)	$46.07	$29.98	$29.53	$36.34	$32.57
General and administrative costs ($/t milled)	$7.55	$8.36	$9.11	$9.24	$8.27

Silver produced ('000 oz)	366	1,770	2,132	1,664	1,486
Silver sold ('000 oz)	624	1,834	2,584	1,505	2,679

Lead produced ('000 lb) (1)	1,176	5,536	7,985	5,304	3,879
Lead sold ('000 lb) (1)	1,683	6,407	9,371	4,119	7,652

Zinc produced ('000 lb) (2)	359	1,821	3,007	2,206	1,539
Zinc sold ('000 lb) (2)	418	2,166	3,067	2,030	5,757

Realized silver price ($/oz) (3)	$15.45	$17.47	$17.32	$17.31	$14.92
Realized lead price ($/lb) (3)	$0.71	$0.85	$0.92	$0.94	$0.85
Realized zinc price ($/lb) (3)	$0.86	$0.88	$1.11	$1.03	$1.28

Cash costs ($/oz) (3,5)	$13.51	$13.49	$8.90	$14.22	$9.80
AISC ($/oz) (3,5)	$17.68	$16.40	$11.18	$17.36	$13.08

Financial Data ($000s)
Revenue	$12,699	$27,685	$51,263	$31,697	$44,873
Income (loss) from mine operations	$3,916	$(7,405)	$14,915	$7,708	$4,126
Capital expenditures (4)	$1,773	$2,088	$2,134	$1,782	$1,157
Capitalized stripping	$—	$2,192	$2,565	$1,385	$6,273
Exploration expenditures	$5	$150	$492	$229	$65

(1)Data for lead production and sales relate only to lead in lead concentrate.
(2)Data for zinc production and sales relate only to zinc in zinc concentrate.
(3)We report the non-GAAP financial measures of realized silver, lead and zinc prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.
(4)Does not include capitalized exploration or development of the Chinchillas project.

SSR Mining Inc.	MD&A Q2 2020 | 16

(5)Puna Operations cash costs and AISC per payable silver ounce sold include a write-down of metal inventories to net realizable value of $0.1 million in the second quarter of 2020, $8.5 million in the first quarter of 2020, $1.2 million in the fourth quarter of 2019, $1.5 million in the third quarter of 2019 and $0.5 million in the second quarter of 2019.

Mine production

On March 20, 2020, we temporarily suspended operations at Puna Operations as a result of government-mandated restrictions due to the COVID-19 pandemic. The Government of Argentina has since reinstated mining as an essential business activity.

During the second quarter, we implemented a phased restart while complying with government regulations and guidelines. In mid-May, we re-activated the transport of stockpiled ore from the Chinchillas mine to the Pirquitas plant, followed by the restart of ore processing in mid-June and mining activities in late-June.

Total material mined during the second quarter of 2020 was 0.1 million tonnes, while material milled was 0.1 million tonnes. Ore stockpiles exist at both the Chinchillas and Pirquitas sites.

Processed ore contained an average silver grade of 159 g/t, a 6% decrease compared to the first quarter of 2020. The average silver recovery in the second quarter of 2020 was 91.6%. Puna Operations produced 0.4 million ounces of silver, 1.2 million pounds of lead and 0.4 million pounds of zinc. Silver production decreased 79% compared to the first quarter of 2020 due to the temporary suspension of operations for most of the second quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.
In the second quarter of 2020, cash costs per payable ounce of silver sold were $13.51, consistent with the first quarter of 2020. Cash costs for the period were negatively impacted by lower by-product credits as a result of final price adjustments on sales settled during the quarter. Unit costs are not meaningful in the second quarter due to the short operating period of the mine and mill with associated restart costs. Expenditures incurred during the quarter that were not related to operating activities were classified as care and maintenance expenses. AISC per payable ounce of silver sold was $17.68, an 8% increase compared to the first quarter of 2020.

Mine sales

In the second quarter of 2020, silver sales totaled 0.6 million ounces, a 66% decrease compared to the first quarter of 2020. Lead and zinc sales totaled 1.7 million pounds and 0.4 million pounds, respectively, representing decreases of 74% and 81%, respectively, compared to the prior quarter. The decrease in concentrate sales is due to lower production in the second quarter of 2020 as a result of the temporary suspension of operations for most of the quarter.

Exploration

During the second quarter of 2020, we received the assay results related to the exploration drill program on the Granada target at the Pirquitas property and are analyzing these results. No further work is planned for the Granada target at this time.

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5.QUARTERLY FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of USD, except per share and per ounce amounts:

		2020	2019				2018
(in thousands of USD, unless otherwise noted)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Revenue	$92,485	$164,463	$177,603	$147,848	$155,149	$126,250	$103,712	$115,033
Gold equivalent payable ounces sold	51,559	104,715	114,268	95,112	112,022	93,452	82,439	96,337
Realized gold price ($/oz) (1)	$1,722	$1,597	$1,480	$1,480	$1,314	$1,303	$1,230	$1,208
Realized silver price ($/oz) (1)	$15.45	$17.47	$17.32	$17.31	$14.92	$15.35	$14.42	$15.45
Income from mine operations	$34,177	$44,783	$58,913	$51,906	$29,827	$30,237	$16,536	$21,875
(Loss) income before tax	$(8,549)	$29,975	$31,148	$32,981	$13,103	$8,897	$(7,559)	$6,632
Gross margin (2)	37.0%	27.2%	33.2%	35.1%	19.2%	24.0%	15.9%	19.0%
Net (loss) income	$(6,276)	$23,976	$19,479	$18,132	$12,414	$5,732	$(2,544)	$2,228
Attributable (loss) income to equity holders of SSR Mining	$(6,276)	$23,976	$19,479	$20,741	$10,631	$6,464	$(3,486)	$6,374
Basic attributable (loss) income per share	$(0.05)	$0.19	$0.16	$0.17	$0.09	$0.05	$(0.03)	$0.05
Diluted attributable (loss) income per share	$(0.05)	$0.19	$0.16	$0.17	$0.09	$0.05	$(0.03)	$0.05
Cash and cash equivalents	$461,716	$398,439	$503,647	$474,479	$452,160	$461,351	$419,212	$474,511
Total assets	$1,634,694	$1,612,004	$1,750,107	$1,688,443	$1,650,222	$1,607,142	$1,521,138	$1,503,717
Working capital (3)	$662,864	$646,568	$665,491	$636,310	$599,685	$616,758	$649,865	$649,448
Non-current financial liabilities	$478,000	$474,013	$169,769	$588,346	$169,347	$167,643	$247,551	$243,858

(1)We report the non-GAAP financial measures of realized metal prices per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding of these measures, please refer to “Non-GAAP Financial Measures” in Section 8.
(2)Gross margin is defined as income from mine operations divided by revenue.
(3)Working capital is defined as current assets less current liabilities.

The volatility in revenue over the past eight quarters has resulted from variable precious metals prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Over the past eight quarters, realized gold prices have ranged between $1,208 and $1,722 per payable ounce of gold sold and realized silver prices have ranged between $14.42 and $17.47 per payable ounce of silver sold. Sales volumes have benefited from generally increasing production at the Seabee Gold Operation, normal production variations at the Marigold mine due to its nature as a run-of-mine heap leach operation and increasing production at Puna Operations after commercial production was declared at the Chinchillas mine on December 1, 2018. During the second quarter of 2020, as a result of the temporary suspensions at Seabee Gold Operation and Puna Operations in response to the COVID-19 pandemic, sales volumes decreased significantly, negatively impacting revenue.

Income from mine operations broadly follows the trend in revenue described above. From time to time, certain periods are impacted by non-cash adjustments. During the second quarter of 2020, income from mine operations benefited from a positive $3.6 million fair value adjustment on our concentrate metal trade receivables. The adjustment is mainly due to an increase in the price of silver applicable to the period of sale or final settlement, as applicable, at the end of the second quarter of 2020.

Net (loss) income before and after income tax has fluctuated significantly over the past eight quarters, as it has been heavily influenced by precious metal prices, operating performance and other adjustments. Net loss in the second quarter of 2020 was negatively impacted by the temporary suspension of operations at the Seabee Gold Operation and Puna Operations due to COVID-19, which included $19.7 million of care and maintenance expenses, offset partially by a positive $3.6 million fair value adjustment on concentrate receivables. Net income for the first quarter of 2020 was negatively impacted by $8.7 million in fair value adjustments on our concentrate metal trade receivables, as well as an $8.5 million write-down of inventories to net realizable value at Puna Operations.

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Net income for the third quarter of 2019 was negatively impacted by $6.8 million of deferred tax expense, primarily related to the devaluation of the Argentine peso. Net income for the first quarter of 2019 was negatively impacted by a $5.4 million loss on redemption of a portion of our 2013 Notes. Net income for the second quarter of 2018 was negatively impacted by the recognition of a $5.8 million income tax expense related to the re-organization of our business units in Argentina.

Three months ended June 30, 2020, compared to the three months ended June 30, 2019
(expressed in thousands of USD, except for per share amounts)

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Net loss attributable to our shareholders for the three months ended June 30, 2020 was $6.3 million (net loss of $0.05 per share), compared to net income of $10.6 million ($0.09 per share) for the three months ended June 30, 2019. The following is a summary and discussion of the significant components of income and expenses recognized during the three months ended June 30, 2020 compared to the same period in the prior year.

	Three months ended June 30,
	2020	2019
Revenue	$92,485	$155,149
Cost of sales
Production costs	(47,180)	(95,150)
Depletion and depreciation	(11,128)	(30,172)
	(58,308)	(125,322)
Income from mine operations	34,177	29,827
General and administrative expenses	(13,151)	(6,214)
Exploration, evaluation and reclamation expenses	(3,605)	(4,022)
Care and maintenance expenses	(19,727)	—
Transaction and integration expenses	(2,805)	—
Operating (loss) income	(5,111)	19,591
Interest and other finance income	938	1,344
Interest expense and other finance costs	(5,044)	(7,194)
Other income (expense)	969	(3,209)
Foreign exchange (loss) gain	(301)	2,571
(Loss) income before taxes	(8,549)	13,103
Income tax recovery (expense)	2,273	(689)
Net (loss) income	$(6,276)	$12,414

Attributable to:
Equity holders of SSR Mining	$(6,276)	$10,631
Non-controlling interests	$—	$1,783

Revenue

Revenue decreased by $62.7 million, or 40%, to $92.5 million for the three months ended June 30, 2020, compared to $155.1 million in the comparative period of 2019. The decrease was mainly due to lower gold sales from the Seabee Gold Operation ($32.3 million) and lower silver sales from Puna Operations ($32.3 million). Gold sales at the Marigold mine were $1.7 million, or 2%, higher due to a 32% increase in the realized gold price, offset partially by a 22% decrease in the volume of gold ounces sold. Gold sales at the Seabee Gold Operation were nil during the second quarter as a result of the temporary suspension of operations related to the COVID-19 pandemic. Concentrate sales at Puna Operations were 72% lower due to the temporary suspension of operations for most of the second quarter, resulting in a 77% decrease in the volume of silver ounces sold, offset partially by a 4% increase in the realized silver price. The decrease in revenue was partially offset by a positive fair value adjustment in the second quarter of 2020 of $3.6 million on concentrate metal trade receivables at Puna Operations, driven by higher silver prices at the end of the second quarter.

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Production costs

Production costs decreased by $48.0 million, or 50%, to $47.2 million for the three months ended June 30, 2020, compared to $95.2 million in the comparative period of 2019. The decrease in production costs is due to lower production costs at each of our mine operations. At the Marigold mine, production costs were 20% lower due primarily to a 22% decrease in sales volumes. At the Seabee Gold Operation and Puna Operations, production costs were 100% and 78% lower, respectively, due to the temporary suspension of operations in response to the COVID-19 pandemic.

Depreciation and depletion

Three months ended June 30,	2020	2019	Change
Depreciation and depletion ($000s)	$11,128	$30,172	(63)%
Gold equivalent payable ounces sold	51,559	112,022	(54)%
Depreciation and depletion per equivalent ounce	$216	$269	(20)%

Depreciation and depletion costs decreased by $19.0 million, or 63%, to $11.1 million for the three months ended June 30, 2020 compared to $30.2 million for the comparative period of 2019. The decrease is due to nil gold sales volume at Seabee Gold Operation and lower silver sales volume at Puna Operations as a result of the temporary suspension of operations, in addition to the impact of a higher average depletable base at the Marigold mine and Puna Operations.

General and administrative expenses

General and administrative expenses for the three months ended June 30, 2020 were $13.2 million compared to $6.2 million for the comparative period of 2019. The increase is mainly due to higher share-based compensation expense during the period compared to the comparative period of 2019. General and administrative share-based compensation for the three months ended June 30, 2020 and 2019 was an expense of $9.4 million and $1.9 million, respectively. Share-based compensation expense increased primarily due to an 80% increase in our common share price at the end of the second quarter of 2020 compared to the end of the first quarter of 2020.

Exploration, evaluation and reclamation expenses

Exploration, evaluation and reclamation costs decreased by $0.4 million to $3.6 million for the three months ended June 30, 2020 compared to $4.0 million for the comparative period of 2019. The expenditures incurred during the second quarter of 2020 mainly related to greenfield exploration work performed at our Trenton Canyon property, which was acquired in 2019. The expenditures incurred during the second quarter of 2019 mainly related to greenfield exploration work performed at the Seabee Gold Operation.

Care and maintenance expenses

Care and maintenance expenses for the three months ended June 30, 2020 were $19.7 million compared to nil for the comparative period of 2019. On March 20, 2020, we temporarily suspended operations at Puna Operations in accordance with the Argentine government-mandated restrictions due to the COVID-19 pandemic. On March 25, 2020, we voluntarily suspended operations at Seabee Gold Operation in response to the COVID-19 pandemic. During the temporary suspensions of operations, we incurred certain costs at each of the sites to provide care and maintenance activities. These costs were identified and recognized as care and maintenance expenses in our condensed consolidated interim statements of (loss) income. For the three months ended June 30, 2020, we recognized $11.0 million and $8.7 million in care and maintenance expenses at the Seabee Gold Operation and Puna Operations, respectively.

Transaction and integration expenses

Transaction and integration expenses for the three months ended June 30, 2020 were $2.8 million compared to nil for the comparative period of 2019. These costs are associated with the proposed merger with Alacer pursuant to the Transaction.

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Interest and other finance income

For the three months ended June 30, 2020, interest and other finance income was $0.9 million compared to $1.3 million for the comparative period of 2019. Interest income relates primarily to interest earned on our cash balance. In accordance with our investment policy, we invest our cash in short-term investments or high interest savings accounts with maturities of 90 days or less. The decrease in interest and other finance income is mainly due a lower rate of interest earned on short-term investments.

Interest expense and other finance costs

Three months ended June 30,	2020	2019
Interest expense on convertible notes	$3,350	$5,708
Accretion of reclamation and closure cost provision	963	832
Interest expense on moratorium liability	400	290
Other	331	364
	$5,044	$7,194

For the three months ended June 30, 2020, interest expense and other finance costs were $5.0 million compared to $7.2 million for the comparative period of 2019. The decrease is mainly due to lower interest expense on our convertible notes due to the redemption of our remaining 2013 Notes during the first quarter of 2020.

Foreign exchange (loss) gain

For the three months ended June 30, 2020, we recognized a foreign exchange loss of $0.3 million compared to a foreign exchange gain of $2.6 million for the comparative period of 2019. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS and CAD. During the three months ended June 30, 2020, the foreign exchange loss was mainly due to a weakening of the ARS in which our value-added tax ("VAT") receivable asset is denominated, partially offset by our declining moratorium liability, and partially due to a strengthening of the CAD and its impact on CAD denominated cash and cash equivalent balances. During the three months ended June 30, 2019, the foreign exchange gain was mainly due to the gains on offsetting contractual agreements in which we held part of our cash and cash equivalents.

Income tax expense

For the three months ended June 30, 2020, we recognized an income tax recovery of $2.3 million compared to an income tax expense of $0.7 million in the three months ended June 30, 2019. The tax recovery in the second quarter of 2020 is a result of the care and maintenance expenses incurred during the temporary suspension of operations at the Seabee Gold Operation and Puna Operations, as well as the impact of the general and administrative expenses incurred in Canada, offset partially by profitable operations at the Marigold mine.

The income tax expense for the three months ended June 30, 2019 was a result of profitable operations at the Marigold mine and Seabee Gold Operation, as well as the metal concentrate and gold sales activities in Canada, offset by general and administrative expenses in Canada.

Other comprehensive income

For the three months ended June 30, 2020, we recognized total other comprehensive income of $22.9 million compared to total comprehensive income of $4.7 million for the comparative period of 2019. In the second quarter of 2020, we recognized a gain, net of tax, of $19.5 million on marketable securities compared to a gain, net of tax, of $4.7 million for the comparative period of 2019, mainly due to changes in the fair value of our investment in SilverCrest in the second quarter of 2020 prior to divestment. We also recognized an unrealized gain on the effective portion of our derivatives, net of tax, of $1.5 million compared to an unrealized gain, net of tax, of $0.03 million for the comparative period of 2019, mainly due to changes in diesel and currency prices relative to our hedge contract prices, as well as the impact of additional hedges executed in the first quarter of 2020 that extend through 2022.

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Six months ended June 30, 2020, compared to the six months ended June 30, 2019
(expressed in thousands of USD, except for per share amounts)

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Net income attributable to our shareholders for the six months ended June 30, 2020 was $17.7 million ($0.14 per share), compared to net income of $17.1 million ($0.14 per share) in the same period of 2019. The following is a summary and discussion of the significant components of income and expenses recognized during the six months ended June 30, 2020 compared to the same period in the prior year.

	Six months ended June 30,
	2020	2019
Revenue	$256,948	$281,399
Cost of sales
Production costs	(138,225)	(166,016)
Depletion and depreciation	(39,763)	(55,319)
	(177,988)	(221,335)
Income from mine operations	78,960	60,064
General and administrative expenses	(15,476)	(13,085)
Exploration, evaluation and reclamation expenses	(9,967)	(7,760)
Care and maintenance expenses	(21,057)	—
Transaction and integration expenses	(2,805)	—
Operating income	29,655	39,219
Interest and other finance income	3,335	6,247
Interest expense and other finance costs	(12,010)	(15,839)
Loss on redemption of convertible debt	—	(5,423)
Other expense	(411)	(2,612)
Foreign exchange gain	857	408
Income before taxes	21,426	22,000
Income tax expense	(3,726)	(3,854)
Net income	$17,700	$18,146

Attributable to:
Equity holders of SSR Mining	$17,700	$17,095
Non-controlling interests	$—	$1,051

Revenue

Revenue decreased by $24.5 million, or 9%, to $256.9 million for the six months ended June 30, 2020, compared to $281.4 million in the comparative period of 2019. The decrease was due to 35% lower gold sales revenue at Seabee Gold Operation and 35% lower sales revenue at Puna Operations, offset partially by 14% higher gold sales revenue at the Marigold mine. Gold sales at the Marigold mine were higher due to a 26% increase in the realized gold price, offset partially by a 9% decrease in the volume of gold ounces sold. Gold sales revenue at the Seabee Gold Operation were lower due to a 47% decrease in the volume of gold ounces sold, offset partially by a 23% increase in the realized gold price. Sales at Puna Operations were lower, primarily due to a 32% decrease in the volume of silver ounces sold. Included in the decrease was a negative fair value adjustment for the six months ended June 30, 2020 of $6.0 million on concentrate metal trade receivables at Puna Operations. The lower sales volumes at the Seabee Gold Operation and Puna Operations were due to the impact of the temporary suspensions of operations related to COVID-19.

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Production costs

Production costs decreased by $27.8 million, or 17%, to $138.2 million for the six months ended June 30, 2020, compared to $166.0 million in the comparative period of 2019. The decrease in production costs was due to lower production costs at each of our mine operations. At the Marigold mine, production costs were 7% lower due to lower sales volumes, while production costs were 42% and 22% lower at Seabee Gold Operation and Puna Operations, respectively, due mainly to the temporary suspension of operations during the second quarter of 2020.

Depreciation and depletion

Six months ended June 30,	2020	2019	Change
Depreciation and depletion ($000s)	$39,763	$55,319	(28)%
Gold equivalent payable ounces sold	156,274	205,474	(24)%
Depreciation and depletion per equivalent ounce	$254	$269	(6)%

Depreciation and depletion costs decreased by $15.6 million, or 28%, to $39.8 million for the six months ended June 30, 2020 compared to $55.3 million for the comparative period of 2019. The decrease is due primarily to lower gold sales volume at Seabee Gold Operation and lower silver sales volume at Puna Operations as a result of the temporary suspension of operations, in addition to the impact of a higher average depletable base at the Marigold mine and Puna Operations.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2020 were $15.5 million compared to $13.1 million for the comparative period 2019. The increase was mainly due to higher share-based compensation expense, General and administrative share-based compensation for the six months ended June 30, 2020 and 2019 was an expense of $5.8 million and $4.1 million, respectively. Share-based compensation expense increased mainly due to an 11% increase in our common share price at the end of the second quarter of 2020 compared to the end of the fourth quarter of 2019.

Exploration, evaluation and reclamation expenses

Exploration, evaluation and reclamation costs increased by $2.2 million to $10.0 million for the six months ended June 30, 2020 compared to $7.8 million for the comparative period of 2019. The expenditures incurred during the six months ended June 30, 2020 mainly related to greenfield exploration work performed at our Trenton Canyon property, which was acquired in 2019, and our Seabee Gold Operation. The expenditures incurred during the six months ended June 30, 2019 mainly related to greenfield exploration work performed at the Seabee Gold Operation.

Care and maintenance expenses

Care and maintenance expenses for the six months ended June 30, 2020 were $21.1 million compared to nil for the comparative period of 2019. On March 20, 2020, we temporarily suspended operations at Puna Operations in accordance with the Argentine government-mandated restrictions due to the COVID-19 pandemic. On March 25, 2020, we voluntarily suspended operations at Seabee Gold Operation in response to the COVID-19 pandemic. During the temporary suspensions, we incurred certain costs at each of the sites to provide care and maintenance activities. These costs were identified and recognized as care and maintenance expenses in our condensed consolidated interim statements of income. For the six months ended June 30, 2020, we recognized $11.1 million and $10.0 million in care and maintenance expenses at the Seabee Gold Operation and Puna Operations, respectively.

Transaction and integration expenses

Transaction and integration expenses for the six months ended June 30, 2020 were $2.8 million compared to nil for the comparative period of 2019. These costs are associated with the proposed merger with Alacer pursuant to the Transaction.

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Interest and other finance income

For the six months ended June 30, 2020, interest and other finance income was $3.3 million compared to $6.2 million for the comparative period of 2019. The decrease in interest and other finance income is mainly due to a 63% decrease in the rate of interest earned on short-term investments.

Interest expense and other finance costs

Six months ended June 30,	2020	2019
Interest expense on convertible notes	$8,304	$11,423
Accretion of reclamation and closure cost provision	1,908	1,665
Interest expense on moratorium liability	940	2,050
Other	858	701
	$12,010	$15,839

Interest expense and other finance costs were $12.0 million for the six months ended June 30, 2020 compared to $15.8 million for the comparative period of 2019. The decrease is due to lower interest expense on our convertible notes due to the redemption of our remaining 2013 Notes during the first quarter of 2020, in addition to lower interest and accretion expense on Puna Operations' moratorium liability as a result of principal repayments made and a weakening of the ARS compared to the comparative period of 2019.

Loss on redemption of convertible debt

In the first quarter of 2019, we repurchased $150 million of the outstanding $265 million of our 2013 Notes. Upon repurchase, we recognized a loss of $5.4 million, which represents the difference between the estimated fair value of the debt portion repurchased and the book value of the repurchased 2013 Notes.

Foreign exchange gain

For the six months ended June 30, 2020, we recognized a foreign exchange gain of $0.9 million compared to a foreign exchange gain of $0.4 million for the comparative period of 2019. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS and CAD. During the six months ended June 30, 2020, we recognized a foreign exchange gain on our corporate CAD denominated liabilities during the first quarter of 2020 as the CAD weakened, as well as a foreign exchange gain on corporate CAD denominated cash and cash equivalents balance during the second quarter of 2020 as the CAD partially rebounded. Additionally, the weakening CAD resulted in a foreign exchange gain at our Seabee Gold Operation due to the impact of such weakening on our CAD denominated liabilities. These gains were partially offset by a weakening of the Argentine peso and its impact on our ARS denominated assets at Puna Operations. During the six months ended June 30, 2019, the foreign exchange gain was due mainly to the gains on offsetting contractual agreements in which we held part of our cash and cash equivalents, offset partially by a weakening of the Argentine peso.

Income tax expense

For the six months ended June 30, 2020, we recognized an income tax expense of $3.7 million compared to an income tax expense of $3.9 million in the six months ended June 30, 2019. The tax expense for the six months ended June 30, 2020 is a result of profitable operations at the Marigold mine and Seabee Gold Operation, the metal concentrate and gold sales activities in Canada, offset partially by the impact of care and maintenance expenses related to the temporary suspension of operations at the Seabee Gold Operation and Puna Operations, as well as the impact of the general and administrative expenses incurred in Canada.

The income tax expense for the six months ended June 30, 2019 was a result of profitable operations at the Marigold mine and Seabee Gold Operation, as well as the metal concentrate and gold sales activities in Canada, offset by general and administrative expenses in Canada and a $1.7 million tax recovery from the redemption of the 2013 Notes.

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Other comprehensive income

For the six months ended June 30, 2020, we recognized total other comprehensive income of $0.3 million compared to total comprehensive income of $8.9 million for the comparative period of 2019. We recognized a gain, net of tax, of $6.0 million on marketable securities in the six months ended June 30, 2020 compared to a gain, net of tax, of $7.3 million for the comparative period of 2019, mainly due to changes in the fair value of our investment in SilverCrest prior to our divestment in the second quarter of 2020. We also recognized an unrealized loss on the effective portion of our derivatives, net of tax, of $7.8 million compared to an unrealized gain, net of tax, of $1.6 million for the comparative period of 2019, mainly due to changes in diesel and currency prices relative to our hedge contract prices, as well as the impact of additional hedges executed in the first quarter of 2020 that extend through 2022.

Financial Position and Liquidity
(expressed in thousands of USD)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Cash generated by operating activities	$21,768	$33,367	$81,345	$33,064
Cash generated by (used in) investing activities	39,144	(44,955)	(10,217)	(78,717)
Cash generated by (used in) financing activities	582	791	(113,401)	78,232
Effect of foreign exchange rate changes on cash and cash equivalents	1,783	1,606	342	369
Increase (decrease) in cash and cash equivalents	63,277	(9,191)	(41,931)	32,948
Cash and cash equivalents, beginning of period	398,439	461,351	503,647	419,212
Cash and cash equivalents, end of period	$461,716	$452,160	$461,716	$452,160

Cash generated by operating activities

In the second quarter of 2020, cash generated by operating activities was $21.8 million compared to cash generated by operating activities of $33.4 million in the second quarter of 2019. The decrease in cash generated by operating activities compared to the comparative period of 2019 is due to lower income from mine operations at our Seabee Gold Operation and Puna Operations as a result of the temporary suspension of operations. This decrease was partially offset by an increase in cash generated by our Marigold mine, which generated higher income from mine operations mainly due to a higher realized gold price, offset partially by lower gold sales volume. The decrease in income from mine operations was partially offset by the impact of changes in working capital, driven by the collection of our concentrate trade receivables at Puna Operations.

For the six months ended June 30, 2020, cash generated by operating activities was $81.3 million compared to cash generated by operating activities of $33.1 million for the six months ended 2019. The increase in cash generated by operating activities compared to the comparative period of 2019 is mainly due to the impact of changes in working capital, driven by the collection of our concentrate trade receivables at Puna Operations. The increase due to the impact of changes in working capital was partially offset by lower income from mine operations at our Seabee Gold Operation and Puna Operations as a result of the temporary suspension of operations.

Cash generated by (used in) investing activities

In the second quarter of 2020, cash generated by investing activities was $39.1 million compared to cash used in investing activities of $45.0 million in the second quarter of 2019. The increase in cash generated by investing activities compared to the comparative period of 2019 is mainly due to the receipt of proceeds on the sale of marketable securities of $83.8 million, driven by the divestment of our equity position in SilverCrest, offset partially by $19.4 million in purchases of marketable securities in the three months ended June 30, 2020. In the second quarter of 2020, we invested $7.2 million more in plant and equipment compared to the comparative period of 2019, mainly due to the planned purchase of mining equipment at our Marigold mine during the second quarter of 2020. The increased investment in plant and equipment was offset by a decrease in investment in mineral properties by $22.0 million related to the purchase of the Trenton Canyon and Buffalo Valley properties in the second quarter of 2019.

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For the six months ended June 30, 2020, cash used in investing activities was $10.2 million compared to $78.7 million for the six months ended June 30, 2019. The decrease in cash used in investing activities compared to the comparative period of 2019 is mainly due to the receipt of proceeds on the sale of marketable securities of $95.9 million, driven by the divestment of our equity position in SilverCrest, offset partially by $29.6 million in purchases of marketable securities in the six months ended June 30, 2020. For the six months ended June 30, 2020, we invested $31.2 million more in plant and equipment compared to the comparative period of 2019, mainly due to the planned purchase of mining equipment at our Marigold mine and Seabee Gold Operation. The increased investment in plant and equipment was offset by a decrease in investment in mineral properties by $22.0 million related to the purchase of the Trenton Canyon and Buffalo Valley properties in the second quarter of 2019.

Cash generated by (used in) financing activities

In the second quarter of 2020, cash generated by financing activities was $0.6 million compared to $0.8 million for the second quarter of 2019.

Cash used in financing activities was $113.4 million for the six months ended June 30, 2020, compared to cash generated by financing activities of $78.2 million for the six months ended June 30, 2019. For the six months ended June 30, 2020, we redeemed our remaining outstanding 2013 Notes for $115.0 million. For the six months ended June 30, 2019, we repurchased a portion of our 2013 Notes for $152.3 million and issued our 2019 Notes for net proceeds of $222.9 million.

Liquidity

At June 30, 2020, we had $461.7 million of cash and cash equivalents, a decrease of $41.9 million from December 31, 2019, mainly due to the redemption of our remaining outstanding 2013 Notes for $115.0 million during the first quarter of 2020. At June 30, 2020, our working capital position was $662.9 million, a decrease of $2.6 million from $665.5 million at December 31, 2019. We manage our liquidity position with the objective of ensuring sufficient funds are available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at June 30, 2020, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A.

On a longer-term basis, we continue to focus on capital allocation and our cost reduction strategy, while also implementing various optimization activities at our operations to improve the cash generating capacity of each operation.

Of our cash and cash equivalents balance, $453.3 million was held in Canada or the United States. At June 30, 2020, $0.4 million cash was held in Argentina. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less, providing us with sufficient liquidity to meet our foreseeable corporate needs.

Capital Resources
Our objectives when managing capital are to:
▪safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and
▪maintain a flexible capital structure which lowers our cost of capital.
In assessing our capital structure, we include the components of shareholders’ equity and our 2019 Notes. In order to facilitate the management of capital requirements, we prepare annual budgets and continuously monitor and review actual and forecasted cash flows. The annual budget is monitored and approved by our Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to meet our business requirements for a minimum of twelve months.

Holders of our 2013 Notes had the right to surrender their 2013 Notes for purchase by us at their option any time before January 31, 2020. As of the expiration of the Put Option, $49,000 aggregate principal amount of the 2013 Notes were put to us and redeemed, and $4,000 of 2013 Notes were converted to equity.

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On March 30, 2020, we redeemed our remaining outstanding 2013 Notes at par, plus accrued and unpaid interest. Such redemption consisted of an aggregate principal amount of $114,947,000 plus accrued interest of $542,000 in exchange for payment of cash $115,487,000 and equity of $2,000.

Our 2019 Notes, which were issued on March 19, 2019, mature on April 1, 2039 and bear an interest rate of 2.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share.

On June 3, 2020, we amended our existing credit agreement to extend the maturity of our $75.0 million senior secured revolving credit facility with a $25.0 million accordion for one year to June 8, 2021. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.25% to 3.75% determined based on our net leverage ratio, along with a utilization fee. As of June 30, 2020, we were in compliance with externally-imposed financial covenants in relation to our credit facility. Our 2019 Notes do not contain any financial covenants.

As at June 30, 2020, we had 123,324,740 common shares and 2,011,755 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$5.83 and C$29.09 per share.

Outstanding share data

Our authorized capital consists of an unlimited number of common shares without par value. As at August 6, 2020, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		CAD $	(years)
Capital stock	123,339,740
Stock options	1,996,755	5.83 - 29.09	0.36 - 6.81
Other share-based compensation awards	1,098,463		0.42 - 9.41
Fully diluted	126,434,958

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6.FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable securities values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.

The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks. There were no significant changes to our exposures to these risks or the management of our exposures during the six months ended June 30, 2020, except as noted below.

a)Market Risk

This is the risk that the fair values of financial instruments will fluctuate due to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)   Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations depends on the metal prices for gold and silver, lead and zinc and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation;
▪political and economic conditions, including interest rates and currency values; and
▪economic and other conditions arising from the COVID-19 pandemic.

The principal financial instruments that we hold which are impacted by commodity prices are our concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to four months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.

We have not hedged the price of any precious metals as part of our overall corporate strategy.

We hedge a portion of our diesel consumption to reduce the price risk associated with these future costs. We execute swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.

During the first quarter of 2020, we entered into additional diesel hedges maturing in 2021 and 2022, which reduce our exposure to diesel price risk.

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(ii) Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange rate gains and losses in these situations impact earnings.

We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the USD is managed.

During the first quarter of 2020, we entered into additional CAD/USD foreign currency hedges maturing in 2021 and 2022, which reduce our exposure to currency risk.

Effective September 2, 2019, Argentina introduced new Central Bank regulations which require export proceeds to be converted into Argentine pesos within five business days of such proceeds entering the country. These provisions were intended to be temporary until December 31, 2019, however, the provisions remained in effect as at June 30, 2020. While these provisions remain in effect, we are unable to hold funds in Argentina in USD, which may increase our risk exposure to the Argentine peso, depending on the overall cash position within the country.

(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The 2019 Notes have fixed interest rates and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the 2019 Notes, but because we account for the 2019 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
During the first quarter of 2020, we redeemed the remaining outstanding 2013 Notes. The redemption of the 2013 Notes decreased our exposure to changes in the fair value of debt.

b)Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk through provisional payments of at least 75% of the value of the concentrate shipped, through transacting with multiple counterparties and retaining title to the concentrate for the majority of our sales until we receive the first provisional payment.

(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.

We also have credit risk through our significant VAT receivables and other receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

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Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

A detailed discussion of our liquidity position as at June 30, 2020 is included in Section 5.

7.RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and seek to minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

Risks associated with the COVID-19 pandemic

The COVID-19 pandemic adversely impacted our operations, including production and operating income in the first half of 2020, particularly at our Seabee Gold Operation and Puna Operations where operations were temporarily suspended on March 25, 2020 and March 20, 2020, respectively, before entering into phased restart processes. Our Marigold mine continues to operate with limited impact from COVID-19, and we have implemented numerous measures intended to protect our workforce, including ensuring physical distancing and providing additional protective equipment. While our Marigold mine, Seabee Gold Operation and Puna Operations are currently operating at expected levels, there is no guarantee that our operations will not be the subject of new or additional suspensions or closures, in whole or in part, in the future.

The initial global responses to the COVID-19 pandemic have led to significant restrictions on travel, temporary business closures, quarantines, stock market volatility and a general reduction in global consumer activity. The effects of the COVID-19 pandemic are still evolving, and governments may introduce new, or modify existing, laws, regulations, decrees or other orders that could impact our operations or affect our suppliers, customers, local communities and other stakeholders. In addition, there is the risk that the responses of the relevant governments may be insufficient to contain the impact of the COVID-19 pandemic, which could further impact our ability to operate. Further, there is the risk that one or more of our employees, contractors or community members could contract COVID-19 or be directly affected by someone who does contract COVID-19 and is required to self-isolate. This could impact our workforce, our ability to operate at that location and the health of the surrounding community. We have implemented what we believe to be the necessary protocols in each of our jurisdictions in which we operate in order to adequately respond to developments relating to the COVID-19 pandemic, including to further protect the health and safety of our workforce, their families and neighboring communities. However, with the uncertainties surrounding the rapid development of the COVID-19 pandemic and the resulting implications globally, there is no assurance that any protocols that have been or that may be put in place will mitigate the risks or that they will not cause us to experience less favourable economic and/or health and safety outcomes.

Finally, while we expect the COVID-19 pandemic to adversely impact our operations in the short term, it is difficult to predict the long term impact on the global economy, which could in turn materially adversely affect our operations, financial results and/or liquidity position. These risks include operational and supply chain delays and disruptions, labour shortages, social unrest, breach of material contracts and customer agreements, increased insurance premiums and/or taxes, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, international economic and political conditions, international or regional consumptive patterns, expectations on inflation or deflation, interest rates, capital

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markets volatility, or other unknown but potentially significant impacts, including the possibility of a significant protracted economic downturn, including a global recession. These factors may impact, among other things, our operating plan, production, liquidity and cash flows, valuation of our long-lived assets, the broader market and the trading price of our common shares.

Given the uncertainty of the duration and magnitude of the impact of the COVID-19 pandemic, our future operations, including production and cash cost estimates, are subject to a higher than normal degree of risk and uncertainty. It is unknown whether and how our operations may be affected if the COVID-19 pandemic persists for an extended period of time. Should the duration, spread or intensity of the COVID-19 pandemic further develop in 2020, our business, financial condition and results of operations could be more significantly impacted.

Risks associated with completion of the Transaction with Alacer

The completion of the Transaction with Alacer is subject to a number of conditions precedent, certain of which are outside the control of SSR Mining and Alacer, including, among others, certain requisite regulatory approvals. There is no certainty that all such conditions will be satisfied, or if satisfied, when they will be satisfied.

Furthermore, the continued and prolonged effects of the COVID-19 pandemic may delay or prevent the completion of the Transaction. Among other things, governments in certain jurisdictions have ordered the mandatory closure of all nonessential workplaces, which may disrupt the ability of Alacer and SSR Mining to close the Transaction in the timing contemplated, including potential delays in the receipt of requisite regulatory approvals. Such effects and disruptions to business continuity as a result of the effects of COVID-19 may impact the ability to consummate the Transaction or the timing thereof and may have an adverse effect on our financial position and results of operations. The full extent of the impact of COVID-19 on the contemplated timing and completion of the Transaction will depend on future developments, which are uncertain and cannot be predicted at this time.

For further information on the risks associated with the Transaction, please refer to the section entitled "Risk Factors" in the joint management information circular of SSR Mining and Alacer, dated June 2, 2020, which is available at www.sedar.com.

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8.NON-GAAP FINANCIAL MEASURES

We have included certain non-GAAP performance measures throughout this document. These performance measures are employed by us to measure our operating and economic performance internally and to assist in decision-making, as well as to provide key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with our condensed consolidated interim financial statements.
Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold
We use total cash costs per ounce of precious metals sold, a non-GAAP financial measure, to monitor our operating performance internally, including operating cash costs. We believe this measure provides investors and analysts with useful information about our underlying cash costs of operations and the impact of by-product credits on our cost structure. We also believe it is a relevant metric used to understand our operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of precious metal, we include the by-product credits as we consider the cost to produce the gold or silver is reduced as a result of the by-product sales incidental to the gold and silver production process, thereby allowing our management and other stakeholders to assess the net costs of gold and silver production. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes.

AISC includes total production costs incurred at our mining operations, which forms the basis of our by-product cash costs. Additionally, we include sustaining capital expenditures, general and administrative expenses, mine-site exploration and evaluation costs and reclamation cost accretion and amortization. This measure seeks to reflect the full cost of gold and silver production from current operations; therefore, expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments and financing costs are also excluded. We believe that this measure represents the total costs of producing gold from current operations and provides us and other stakeholders with additional information about our operating performance and ability to generate cash flows. It allows us to assess our ability to support capital expenditures and to sustain future production from the generation of operating cash flows.

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The following table provides a reconciliation of our condensed consolidated interim statements of income to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

(in thousands of USD, unless otherwise noted)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Marigold mine
Cost of sales (A)	$49,523	$59,625	$59,936	$52,755	$64,100
Add: Treatment and refining costs	41	28	62	68	56
Less: By-product revenue	(9)	(10)	(19)	(25)	(13)
Less: Depreciation and depletion	(9,501)	(11,853)	(12,464)	(11,204)	(14,333)
Cash costs	40,054	47,790	47,515	41,594	49,810
Sustaining capital expenditures	13,348	13,900	17,768	10,496	6,924
Capitalized stripping costs	8,733	10,927	2,116	2,031	871
Exploration and evaluation costs (sustaining)	1,135	1,097	332	1,336	954
Reclamation and closure costs	354	353	449	409	268
AISC (D)	$63,624	$74,067	$68,180	$55,866	$58,827

Seabee Gold Operation
Cost of sales (B)	$—	$24,966	$22,406	$19,196	$20,475
Add: Treatment and refining costs	—	38	46	(4)	52
Less: By-product revenue	—	(8)	(24)	(11)	(7)
Less: Depreciation and depletion	—	(9,918)	(10,124)	(8,771)	(7,761)
Cash costs	—	15,078	12,304	10,410	12,759
Sustaining capital expenditures	1,021	9,027	2,633	5,406	3,358
Capitalized development	1,230	3,067	3,313	3,352	3,345
Exploration and evaluation costs (sustaining)	—	—	—	768	605
Reclamation and closure costs	33	34	35	34	34
AISC (E)	$2,284	$27,206	$18,285	$19,970	$20,101

Puna Operations
Cost of sales (C)	$8,785	$35,089	$36,348	$23,991	$40,747
Add: Treatment and refining costs	635	2,059	2,916	1,687	3,887
Add (Less): By-product revenue	51	(6,834)	(10,388)	(4,178)	(12,306)
Less: Depreciation and depletion	(1,626)	(6,864)	(6,921)	(1,353)	(8,078)
Cash costs (3)	7,845	23,450	21,955	20,147	24,250
Sustaining capital expenditures	1,773	2,088	2,134	1,839	1,157
Capitalized stripping costs	—	2,192	2,565	1,385	6,273
Exploration and evaluation costs (sustaining)	5	150	492	229	65
Reclamation and closure costs	644	629	433	994	605
AISC (F) (3)	$10,267	$28,509	$27,579	$24,594	$32,350

Cost of sales, per consolidated statement of income (loss) (A+B+C)	$58,308	$119,680	$118,690	$95,942	$125,322

AISC (total for all mines) (D+E+F)	$76,175	$129,782	$114,044	$100,430	$111,278
General and administrative costs	13,151	2,325	10,242	7,602	6,214
AISC - consolidated	$89,326	$132,107	$124,286	$108,032	$117,492

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	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Marigold mine
Payable ounces of gold sold (oz)	46,350	58,000	61,054	50,617	59,666
Cash costs per payable gold ounce sold ($/oz)	$864	$824	$778	$822	$835
AISC per payable gold ounce sold ($/oz)	$1,373	$1,277	$1,117	$1,104	$986

Seabee Gold Operation
Payable ounces of gold sold (oz)	—	27,700	24,350	27,928	24,264
Cash costs per payable gold ounce sold ($/oz)	$—	$544	$505	$373	$526
AISC per payable gold ounce sold ($/oz)	$—	$982	$751	$715	$828

Puna Operations
Payable ounces of silver sold (oz)	580,590	1,738,201	2,466,481	1,416,487	2,474,058
Cash costs per payable silver ounce sold ($/oz) (3)	$13.51	$13.49	$8.90	$14.22	$9.80
AISC per payable silver ounce sold ($/oz) (3)	$17.68	$16.40	$11.18	$17.36	$13.08

Realized gold price ($/oz)	1,722	1,597	1,480	1,480	1,314
Realized silver price ($/oz)	15.45	17.47	17.32	17.31	14.92

Precious metals equivalency
Total cash costs (for all metals)	$47,899	$86,318	$81,774	$72,151	$86,819
Equivalent payable gold ounces sold (1,2)	51,559	104,715	114,268	95,112	112,022
Cash costs per equivalent payable gold ounce sold ($/oz)	$929	$824	$716	$759	$775
Consolidated AISC per equivalent payable gold ounce sold ($/oz)	$1,733	$1,262	$1,088	$1,136	$1,049

(1)Gold equivalent ounces have been established using realized metal prices per payable ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc and lead as they are considered a by-product.
(2)Equivalent payable gold ounces sold may not calculate based on amounts presented in this table due to rounding.
(3)Puna Operations cash costs and AISC per payable silver ounce sold include a write-down of metal inventories to net realizable value of $0.1 million in the second quarter of 2020, $8.5 million in the first quarter of 2020, $1.2 million in the fourth quarter of 2019, $1.5 million in the third quarter of 2019 and $0.5 million in the second quarter of 2019.

Non-GAAP financial measures - adjusted attributable net income

We have included the non-GAAP financial performance measures of adjusted attributable income before tax, adjusted attributable income tax expense, adjusted attributable net income and adjusted basic attributable income per share. Adjusted attributable net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains and losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash or non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance.

We have not included care and maintenance expenses as an adjusting item in our determination of adjusted attributable net income as these costs mainly represent recurring expenses incurred during a period of limited or no production due to COVID-19. For the three and six months ended June 30, 2020, we incurred care and maintenance expenses of $19.7 million and $21.1 million, respectively.

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The following table provides a reconciliation of adjusted attributable net income to our condensed consolidated interim financial statements:

	Three months ended June 30,		Six months ended June 30,
(in thousands of USD, unless otherwise noted)	2020	2019	2020	2019

(Loss) income before income tax	$(8,549)	$13,103	$21,426	$22,000
Non-controlling interest	—	(1,783)	—	(1,051)
(Loss) income before tax attributable to our equity holders	(8,549)	11,320	21,426	20,949

Adjusted for:
Non-cash finance expense, net of non-cash finance income	2,425	3,496	5,957	8,494
Argentina non-cash foreign exchange loss	958	1,762	1,886	2,059
Write-down/loss on disposal of mineral properties, plant and equipment	913	—	1,635	—
Loss on redemption of convertible notes	—	—	—	5,423
Write-down of inventories to net realizable value	124	573	8,620	573
Transaction and integration expenses	2,805	—	2,805	—
Other items	(1,642)	1,275	(1,642)	1,490
Adjusted attributable (loss) income before tax to our equity holders	(2,966)	18,426	40,687	38,988

Income tax recovery (expense) for the period	2,273	(689)	(3,726)	(3,854)

Adjusted for:
Change in prior period estimates	(2,185)	51	(2,579)	259
Tax impact on the redemption of convertible notes	—	—	—	(1,687)
Other items	774	—	904	298
Adjusted attributable income tax recovery (expense)	862	(638)	(5,401)	(4,984)

Adjusted attributable net (loss) income to our equity holders	$(2,104)	$17,788	$35,286	$34,004

Weighted average shares outstanding (000's)	123,275	121,247	123,252	121,136

Adjusted basic attributable (loss) income per share to our equity holders ($)	$(0.02)	$0.15	$0.29	$0.28

Non-GAAP financial measures - realized metal prices

We use the financial measure "average realized gold price" and "average realized silver price", which are non-GAAP financial measures, to supplement information in our consolidated financial statements. We use this information to evaluate our performance relative to average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with revenue information in our consolidated financial statements.

Average realized metal prices represent the sale price of the underlying metal before deducting treatment and refining charges and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, divided by the quantity of the respective units of metals sold. The quantity is the payable metal sold, inclusive of any adjustments upon final settlement.

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9.CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Our condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019.

The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2019.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. The critical judgments and key sources of estimation uncertainty that have the most significant effect in the preparation of our condensed consolidated interim financial statements for the three and six months ended June 30, 2020 are consistent with those disclosed in Note 3 of our consolidated financial statements for the year ended December 31, 2019.

10.INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Beginning in March 2020, all of our corporate office staff and many site administrative personnel began working from home in response to the COVID-19 pandemic. This change required certain processes and controls that were previously performed or documented manually to be completed and retained in electronic form. Despite these changes required by the current environment, there have been no changes in our internal control over financial reporting or disclosure controls and procedures during the six months ended June 30, 2020, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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11.CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: forecasts; outlook; the expected timing for re-issuing our operating and capital guidance future production of gold, silver and other metals; timing of production; future cash costs and AISC per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to add Mineral Reserves, including establishing a new Mineral Reserves estimate at Gap HW at our Seabee Gold Operation by year-end 2020, and to define additional Mineral Resources, including the discovery of additional Mineral Resources at Trenton Canyon, Valmy, East Basalt, and Crossfire; the continued construction of our new leach pad at the Marigold mine, including the expected completion and timing thereof; the timing and extent of capital investment at our operations; the timing and extent of capitalized stripping at our operations; the timing of production and production levels and our expected drill programs at each of the Marigold mine, the Seabee Gold Operation and Puna Operations; the impact of the COVID-19 outbreak on our business and financial condition, including the ability to continue operations at the Seabee Gold Operation and Puna Operations based on the implementation of our phased restart plans; the timing, focus and results of our exploration and development programs, including our ability to achieve certain exploration objectives at the Marigold mine and Seabee Gold Operation and to safely resume our underground exploration drilling at the Seabee Gold Operation in the third quarter; the Marigold mine continuing to operate with limited impact from COVID-19, including exploration activities at the Marigold mine continuing as planned; the anticipated completion of the Transaction with Alacer and the timing and benefits thereof; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us and the timing thereof; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development and exploration plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects, including as a result of the COVID-19 pandemic; the continued development and resumption of operations at Seabee Gold Operation and Puna Operations; disruptions to our supply chain, customers and workforce due to the COVID-19 outbreak; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects our operations or liquidity position; failure to obtain any remaining required regulatory and other approvals (or to do so in a timely manner) in connection with the Transaction with Alacer; the anticipated timeline for completion of the Transaction with Alacer may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed, developments with respect to the COVID-19 pandemic or the need for additional time to satisfy the conditions to the completion of the Transaction; our ability to replace Mineral Reserves; commodity price and exchange rate fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failing to obtain governmental permits, or non-

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compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the VAT collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; complying with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; the ability to fully realize the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our 2019 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; epidemics, pandemics or other public health crises could adversely affect our business; information systems security threats; the ability to fully realize our interest in deferred consideration received in connection with divestitures; conflicts of interest that could arise from certain of our directors' and/or officers' involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it.
Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months, our ability to continue operating the Marigold mine, our ability to resume operations at the Seabee Gold Operation and Puna Operations, there being no cases of COVID-19 in our workforce or any requirement for employees to self-isolate to the extent that such cases of COVID-19 impact our operations, the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak, long-term effects of the COVID-19 outbreak not having a material adverse impact on our operations or liquidity position, the receipt, in a timely manner, of remaining required approvals in respect of the Transaction with Alacer, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets other than as set out herein (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.

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Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Qualified Persons
The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E., and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our General Manager and Mr. Carver is our Exploration Manager at the Marigold mine. The scientific and technical information contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Samuel Mah, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Mah is our Director, Mine Planning, and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President, Exploration.
Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates
This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.
In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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